Filed by IAC/InterActiveCorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Angie’s List, Inc.

(Commission File No. 001-35339)

Date: May 3, 2017

IAC Q1 2017 Shareholder Letter

May 3, 2017

Dear Shareholders,

On Monday, we announced the combination of HomeAdvisor and Angie’s List to create the undisputed leading home services marketplace and deliver another new public company out of IAC.  Not only does the transaction open a wonderfully bright future for our home services category, we also evolve IAC yet again, with substantial stakes in what will become two public companies underneath a single IAC umbrella: Match Group and the soon-to-exist ANGI Homeservices, both leaders in their respective categories with plenty of room to expand.

From what was one singular IAC in 2005, with the completion of this transaction, there will be 10 thriving individual public companies.  HomeAdvisor now joins the ranks of Match, Expedia, Ticketmaster and many others as proof of IAC’s ability to spot categories on the verge of the transformative leap from offline to online, and ride that transition with winning products, and multiple brands driven by talented, incentivized entrepreneurs.  We did it in dating, travel and ticketing, and I have no doubt we’ll do the same with home services.  I think this can be our biggest one yet.

To give you a sense of the impending ANGI Homeservices, on a pro forma basis the entity generated an estimated $17 billion worth of home improvement jobs over the last 12 months for more than 190,000 different U.S.-based paying service professionals (SP’s).  We served over 15 million consumers in the US, facilitating home improvement jobs in over 700 different categories.  Combined revenue would have exceeded $850 million in the last twelve months, driven by growth in HomeAdvisor’s domestic business, which just clocked its 8th straight quarter of growth in excess of 35% year-over-year, all while improving margins.  And Angie’s List has done a wonderful job building a brand, with 46% unaided brand awareness — a rare achievement for any brand in any category.  They’ve done so well that the most frequent response I get at cocktail parties when explaining the HomeAdvisor business is, “Oh, you mean like Angie’s List!”

The strategic rationale for the transaction is simple: combine Angie’s brand-conscious and qualified traffic with the largest paying SP network and most advanced product from HomeAdvisor.  Adding Angie’s traffic, brand, and SP network quickly catapults HomeAdvisor several years into the future.  The increased liquidity in the marketplace enables new product innovation, increased customer satisfaction, faster category penetration and accelerated expansion.

Our investor deck (available here(1)) outlines the rationale and benefits of the deal in robust detail, but I want to take a little real estate in this letter to elaborate on three fundamental indicators of potential:

(i)                                     Market size

(ii)                                  Penetration

(iii)                               Take rate

On market size, we’re already playing in a $400 billion market in just the US.  We think all of Europe is roughly similar.  And yet, the process of getting jobs done in your home remains far too burdensome.  Most people have a home improvement to-do list, stored in their head, with daily reminders when that spot in the floor creaks, or that light in the ceiling flickers.  But the jobs on that list don’t ever get done, because doing so takes too much work — far more complicated than the press of a button by which you can now, for example, order a ride, or a dinner, or diapers.  We believe that as we similarly eliminate friction in home services, more jobs will get done.

On penetration, only 10% of the market is online as of today.  Filling the rest of the jobs is still done offline, largely by word of mouth, where neighbors provide recommendations to neighbors, notwithstanding the reality that their recommendations are constrained by a highly limited data set.  Our product provides the consumer a better set of information (e.g., reviews, qualifications, historical record, and availability) and a faster process by which to connect to the right pro for their job.  I don’t know where that 10% penetration will be ten years from today, but I am certain it will be meaningfully higher.

“Take rate” is an industry term which refers to the amount of revenue collected by the operator of a marketplace (in this case, ANGI Homeservices) as a percentage of the total value of business transacted on the platform.  At the racetrack, they call this “the rake” or “the vig”.  In auction marketplaces, they call it a commission.  Other platforms call it a service fee.  At HomeAdvisor, we estimate that rate is 3-4%, meaning that for every $1,000 in business earned by an SP from jobs they get on our platform, we record and collect $30-40 dollars in revenue.  In many other marketplaces, the rate is much higher, as the more a

(1) http://ir.iac.com/eventdetail.cfm?eventid=182161

service does to help sellers (SP’s in our case) close and measure transactions, the greater the take rate they can command (e.g. Uber, Airbnb, eBay, and others).  Sellers are in fact happy to pay a higher effective rate, so long as the platform continues to generate a strong return on their spend and help make their overall business easier to run.  SP’s want to spend more time doing jobs and less time looking for jobs.  Compared to the tools an SP has historically used to find jobs, such as yellow pages or clicks on search listings, our system provides far more concrete data and tools to measure success.  But we see tremendous opportunity to improve — we just need to help SPs win more jobs for every dollar they spend and show them how it’s happening.  Our platform is already incredibly effective — at a 3-4% take rate, for every $1 an SP spends with us they bring in, on average, $29 of revenue.  (I wish we could find a similar return for IAC’s $1 billion of cash.)  As we drive up that return and continue to show SP’s the results, we expect to see spend on our platform rise in a manner consistent with other marketplaces, all while delivering a better experience for our customers.

We are going to continue to press investment in HomeAdvisor notwithstanding the merger.  With 38% domestic revenue growth and domestic Adjusted EBITDA more than tripling in Q1, we want to invest into strength.  In Q2 we will increase our consumer marketing expenditures with a new creative campaign that launched a few weeks ago to strong early returns (see spots here(2) and here(3)).  We previously mentioned we might target $100 million of TV spend in 2017, up from our previous target of $85 million.  In this quarter, we will start down that path, increasing our TV marketing spend 75% year-over-year and expecting returns to hold.  We are also going to invest further in our dedicated SP apps, tools and support.  Nearly 90% of new SP’s now log into the mobile app within the first two weeks and over 50% of our entire SP network has logged into the app in the last month.  These engagement figures on our mobile apps were previously unthinkable, and we now need a team big enough to keep up with the audience.  With the SP’s regularly engaging with our tools, we can invest considerably in product improvement.  As an example, we are setting up new SP training & onboarding programs with simple reporting tools that will allow every SP to see clear data on win rate and return on investment on every dollar they spend along with tips to help drive their win rate, directly in the app.  Not all SP’s have sophisticated tracking of their marketing dollars, but with our tools they will be able to see how much they spend with HomeAdvisor, how often they win the job, and the corresponding revenue generated from our matches.  With greater accountability, SP’s can start to see a clear path to increased budgets so long as we continue to clearly demonstrate that their business gets bigger as they spend with us.

As we’ve said all along, we aren’t optimizing HomeAdvisor for near term margins.  Q2 margin will be down a little year-over-year with the increased marketing and development spend, but we expect to see

(2) https://vimeo.com/208204457/5d7c10b5cc

(3) https://vimeo.com/208202982/d059d00366

that pull through in accelerating revenue growth throughout the year, and the margin will more than recover in Q3 and Q4.  In general, given marketing and other investments, margin won’t be smooth quarter to quarter, but for the year overall, we have high confidence in our outlook.

Elsewhere in IAC, as you’ll see in our financial release, we delivered a strong quarter.  Applications, Publishing, and Video are on upward trajectories and on pace for the year.  Match Group continues to deliver impressive, predictable and recurring revenue, strong organic growth, low and decreasing leverage, positive working capital dynamics, low capital expenditures, and an attractive cash tax rate.  The organic growth coupled with the free cash flow yield puts Match Group in elite company.

After closing of the Angie’s List acquisition, IAC will control the undisputed market leader in two large consumer internet platforms, each with significant runway.  The opportunities afforded by multiple acquisition currencies and increased financial flexibility are numerous, and we will strive do what we do best — find, build, manage and grow great companies to compound capital for our shareholders.

Full Year 2017 Outlook

Please find below our updated full year 2017 outlook.  We confront investment choices every day, and as stewards of your capital, will deviate from guidance when we have an attractive opportunity that drives long-term value at the expense of short-term results.  And of course, sometimes we’ll simply be wrong about the future.  Amply warned, here’s our current outlook for the year:

FY 2017
(in millions)	Guidance

Adjusted EBITDA
Match Group	$450-$470
HomeAdvisor (a)	70-100
Video	(40-30)
Applications	120-130
Publishing	0-10
Other	(2)
Corporate	(60)
Total IAC Adjusted EBITDA	$538-$618
Stock-based compensation expense	(120-110)
Depreciation	(80-70)
Amortization of Intangibles	(30-20)
Acquisition-related fair value adjustments	(5-0)
Operating income	$303 - $418

(a) Excludes potential costs related to the Angie’s List transaction.

•                  Match Group - $303 to $313 million revenue and $102 to $107 million Adjusted EBITDA in Q2 2017.  2017 full year guidance unchanged.

•                  HomeAdvisor - For Q2, we expect revenue growth in the high 30% range and comparable growth for the full year.  We expect Q2 Adjusted EBITDA margins in the high single digits as we accelerate investments across marketing, sales and product domestically with incremental losses in Europe.  This excludes potential costs related to the Angie’s List transaction.

•                  Video - We expect Video revenue to grow in the low to mid double digits for both Q2 and full year 2017.  We expect Adjusted EBITDA losses in Q2 in the high-single digit range.  The full year range for Adjusted EBITDA losses was reduced to $30-$40 million due to the shift of Vimeo’s proprietary SVOD channel launch to 2018.

•                  Applications - We expect revenue in the $140 to $150 million range per quarter and Adjusted EBITDA at about $30 million per quarter, give or take a little, for the foreseeable future.

•                  Publishing - We expect revenue in and around $70 million in Q2 and at that revenue level, continue to expect Adjusted EBITDA losses of a couple of million dollars with profitability in the second half of 2017.

Appendix

Webcast and Conference Call Details

IAC will audiocast a conference call to answer questions regarding the Company’s 1st quarter financial results on Thursday, May 4, 2017 at 8:30 a.m. Eastern Time.  The live audiocast will be open to the public at www.iac.com/Investors.  This letter will not be read on the call.

Non-GAAP Financial Measures

This letter contains references to Adjusted EBITDA, a non-GAAP measure.  This non-GAAP financial measure should be considered in conjunction with, but not as a substitute for, financial information presented in accordance with GAAP.

Please refer to our 1st quarter 2017 press release and the investor relations section of our website for all comparable GAAP measures and full reconciliations for all material non-GAAP measures.  Please refer to Match Group’s Q1 2017 Investor Presentation for Q2 and full year 2017 reconciliations for non-GAAP measures.

Cautionary Statement Regarding Forward-Looking Information

This letter and our conference call, which will be held at 8:30 a.m. Eastern Time on May 4, 2017, may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  The use of words such as “anticipates,” “estimates,” “expects,” “plans” and “believes,” among others, generally identify forward-looking statements.  These forward-looking statements include, among others, statements relating to: IAC’s and ANGI Homeservices Inc.’s future financial performance, business prospects, strategy and anticipated trends in the industries in which they do or will operate and other similar matters.  These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.  Actual results could differ materially from those contained in these forward-looking statements for a variety of reasons. In light of these risks and uncertainties, these forward-looking statements may not prove to be accurate. Accordingly, you should not place undue reliance on these forward-looking statements

In addition to factors previously disclosed in IAC’s reports filed with the Securities and Exchange Commission and those identified elsewhere in this letter, the following factors, among others, could cause actual results to differ materially from forward-looking statements and historical performance: (1) the occurrence of any event, change or other circumstances that could give rise to right of one or both of the parties to terminate the merger agreement; (2) the outcome of any legal proceedings that may be instituted against any party to the merger agreement; (3) the failure to obtain the necessary stockholder approval or to satisfy any of the other conditions to the proposed transactions on a timely basis or at all; (4) the possibility that the anticipated cost savings and other benefits of the proposed transactions are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of HomeAdvisor and Angie’s List or as a result of changes in the economy and competitive factors in the areas where they do business; (5) the possibility that the proposed transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (6) diversion of management’s attention from ongoing business operations and opportunities; (7) potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transactions; (8) changes in asset quality and credit risk; (9) the potential liability for a failure to meet regulatory requirements; (10) potential changes to tax legislation; (11) the potential effect of the announcement of the proposed transactions or consummation of the proposed transactions on relationships, including with employees, customers and competitors; (12) the ability to retain key personnel; and (13) changes in local, national and international financial market, insurance rates and interest rates.  Forward-looking statements speak only as of the date they are made and IAC does not intend, and undertake no obligation, to update any forward-looking statement.

Important Additional Information

Investors and security holders are urged to carefully review and consider each of IAC’s and Angie’s List’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to, if applicable, their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q.  The documents filed by IAC with the SEC may be obtained free of charge at IAC’s website at http://www.iac.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from IAC by requesting them in writing to IAC Investor Relations, 555 West 18th Street, New York, NY 10011, or by telephone at 1-212-314-7400.

The documents filed by Angie’s List with the SEC may be obtained free of charge at Angie’s List’s website at http://www.angieslist.com or at the SEC’s website at www.sec.gov.  These documents may also be obtained free of charge from Angie’s List by requesting them in writing to Investor Relations, Angie’s List, Inc., 1030 East Washington Street, Indianapolis, Indiana 46202, or by telephone at 1-888-888-5478.

In connection with the proposed transaction, ANGI Homeservices Inc. intends to file a registration statement on Form S-4 with the SEC which will include a proxy statement of Angie’s List and a prospectus of ANGI Homeservices Inc. and each party will file other documents regarding the proposed transaction with the SEC.  Before making any voting or investment decision, investors and security holders of Angie’s List are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents and any other relevant documents filed with the SEC, because they will contain important information about the proposed transaction.  A definitive proxy statement/prospectus will be sent to the stockholders of Angie’s List seeking the required stockholder approval.  Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from IAC or Angie’s List as described in the paragraphs above.

Participants in the Solicitation

IAC, ANGI Homeservices Inc. Angie’s List and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from Angie’s List stockholders in connection with the proposed transactions.  Information about the directors and executive officers of IAC is set forth in the definitive proxy statement for IAC’s 2017 annual meeting of stockholders, as previously filed with the SEC on May 1, 2017.  Information about the directors and executive officers of Angie’s List and their ownership of Angie’s List common stock is set forth in the definitive proxy statement for Angie’s List’s 2017 annual meeting of stockholders, as previously filed with the SEC on April 28, 2017.  Angie’s List stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the proxy statement/prospectus when they become available.  Free copies of these documents may be obtained as described in the paragraphs above.